YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2008.

This MD&A is prepared as of April 15, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies and legislation, geopolitical and economic uncertainty, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those stated herein. For additional risk factors please refer to the Company's latest Annual Information Form, filed on SEDAR (www.sedar.com).

1.2 Overview

Continental is focused on developing mineral projects in the People's Republic of China ("PRC").

Continental owns 100% of Highland Mining Inc. ("Highland"), the parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region, PRC. The Xietongmen property consists of two exploration licenses, totaling approximately 122 square kilometers. Exploration on the property by Continental since 2005 has resulted in the discovery of two copper-gold deposits.

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments ("ESIA"), for mining the Xietongmen deposit. In 2007, a feasibility study and eight reports required prior to the mining license application were completed. The final report, on reclamation, was approved in the second quarter of 2008.

The Newtongmen deposit, located approximately three kilometers northwest of the Xietongmen deposit, was discovered in 2006. A first-phase of definition drilling was carried out in 2007, indicating a northwesterly-elongated zone about 850 m long by up to 450 m wide, with intersections of copper and gold mineralization from surface to the limit of drilling at 713 m depth. The deposit remains open to further expansion.

Project work in 2008 was focused on the Xietongmen deposit. Activities included geotechnical drilling, further hydrological studies, basic engineering, review of the international-standard ESIA report and compiling a mining license application. The mining license application was completed in the first quarter of 2009, and is in the process of being submitted.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

In August 2008, the Company announced that it had engaged Standard Bank Plc, the principal international investment banking subsidiary of the Standard Bank Group Limited, jointly with the Industrial and Commercial Bank of China as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen property. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The Company had approximately $15 million cash on hand at the end of December 2008.

1.2.1 Property Agreements

Property Acquisition

During 2005 and 2006, the Company earned a 60% interest in the shares of Highland by making option payments totaling US$2 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of Great China Mining Inc. with the Company. Consequently, Continental now holds 100% of Highland, which in turn holds 100% of Tian Yuan, which itself holds the exploration licenses comprising the Xietongmen property.

Concurrent with the completion of the merger, the Company also acquired three other properties (subsequently combined into one exploration license), totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company). Continental now holds 100% of Highland, which holds 100% of Tian Yuan, which in turn holds all the exploration licenses comprising the Xietongmen property (the “Xietongmen Project”).

1.2.2 Framework Agreement for Financing and Mine Services

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of $1.80 per Unit, for gross proceeds to Continental of $18,000,000. Each Unit consisted of one common share in the capital of Continental and 0.8 common share purchase warrant. In November 2007, Jinchuan exercised these warrants in their entirety at a price of $2.25 per share for net proceeds to the Company of $18 million.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging up to 60% of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity; and providing other support to the Project, including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products.

The parties have entered into a life-of-mine concentrate off-take arrangement in connection with a future mine at Xietongmen.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3 Property Activities

Xietongmen Deposit

Engineering

Continental has retained the Beijing General Research Institute of Mining and Metallurgy ("BGRIMM") as the primary Chinese design institute and a number of international firms to work with the Chinese Design Groups, including Ausenco Limited ("Ausenco"), Golder Associates Ltd ("Golder") and Leighton Asia Limited ("Leighton") along with its own in-house engineering team to complete project optimization, basic engineering and costing work for the Xietongmen Project. This is similar to the approach taken for the Feasibility Study in 2007, and is required under legislation in China.

During the fourth quarter of 2008, the Company’s in-house engineering team worked closely with BGRIMM and Ausenco on developing optimized process flow sheets and design, as well as preparing equipment specifications. In addition to this work, Leighton and Golder were engaged to assist with optimizing the mining plan, open pit design and tailings storage and operational water management plan. During this time, additional metallurgical test work was also undertaken by Melis Engineering and completed by SGS Lakefield Laboratories.

Since December 31, 2008, the Company’s engineering team has continued work with the various consultants on the optimization of the process design and flow sheets. Other critical basic engineering items initiated in 2008 and early 2009 included process plant general layout, piping and instrumentation diagrams and a refined tailings transportation design.

Wardrop Engineering is continuing work on updating capital and operating costs estimates.

Environmental and Socio-economic

A major activity during 2008 has been advancement of the draft ESIA report. The report incorporates extensive baseline data, impact assessment and monitoring programs for the mine site design. It also considers community input into the impact assessment and mitigation plans. A final draft is under review and the report is scheduled for completion in the second quarter of 2009.

Baseline environmental programs, including hydrology (flood and base flows) and air quality monitoring, are ongoing at the site.

A debris flow study to measure stream bed movement and sediment loads was initiated during the 2008 rainy season (second and third quarters) to provide information for engineering water management and diversion structures. This work involved the manual installation and management of nine separate debris flow monitoring stations. Both the debris flow and hydrology programs will continue through 2009.

Environmental support was provided to the geotechnical drilling program.

Community consultation programs continued with a focus on the debris flow, hydrology and drilling activities and construction of greenhouses for Wujian village. Community youth scholarships for post secondary education were awarded in the third quarter of 2008. Twenty-eight post secondary scholarships were awarded.

In December 2008, at the request of local villagers, house funding agreements were signed with seven households in Cuogong, a village in close proximity to the mine site, that were identified as requiring resettlement. A final

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

resettlement action plan is pending, subject to project permitting and further negotiations with affected people as part of the land acquisition process.

1.2.4 Market Trends

Copper prices

Copper prices had been on an overall upward trend over the last four years. In mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak. In July 2008, the copper price was as high as US$4.08/lb before the global credit crisis occurred, resulting in a global economic downturn and a subsequent collapse in the price of copper. In December 2008, the price of copper retreated to a low of US$1.26/lb. The 70% drop in price over such a short period of time was unprecedented. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007.

Prices stabilized in January 2009, ranging from US$1.40/lb to US$1.50/lb and averaging US$1.48/lb. By mid-March copper was trading in the US$1.65/lb range. The average copper price in 2009 to mid April is US$1.59/lb.

Precious metals prices

Precious metals prices had also been on an overall uptrend for more than three years. Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid-October through November. The average gold price in 2008 was US$871/oz. As global economic and other market conditions continue to be uncertain, market experts have forecast strong gold prices through 2009. The average gold price in 2009 to mid April is US$907/oz.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except number of common shares outstanding.

	As at December 31
Balance Sheet	2008	2007	2006
Current assets	$16,714,094	$33,920,850	$2,830,533
Other assets	113,584,897	117,835,590	113,270,637
Total assets	130,298,991	151,756,440	116,101,170

Current liabilities	6,762,049	3,248,870	16,694,166
Other long-term liabilities	33,247,000	26,501,300	28,683,950
Shareholders' equity	90,289,942	122,006,270	70,723,054
Total shareholders' equity & liabilities	130,298,991	151,756,440	116,101,170

Working capital (deficit)	$9,952,045	$30,671,980	$(13,863,633)

	Year-ended December 31

Results of Operations	2008	2007	2006
Amortization expense	$60,906	$6,272	$–
Consulting	129,055	–	–
Exploration (excluding stock-based compensation)	14,977,053	16,170,355	19,226,242
Insurance	145,892	164,075	131,880
Interest expenses	–	309,045	916,021
Interest income	(657,929)	(858,891)	(56,668)
Legal, accounting and audit	925,466	533,765	860,049
Loss on extinguishment of promissory note	–	475,000	–
Office and administration (excluding stock-based
compensation )	3,256,496	2,080,201	2,387,458
Project investigation	25,165	–	–
Shareholder communications	266,953	387,122	353,977
Stock-based compensation	1,932,249	2,541,488	2,610,538
Travel and conference	798,118	1,511,724	843,510
Trust and filing	85,500	103,457	124,617
	21,944,924	23,423,613	27,397,624
Foreign exchange loss (gain) related to future income tax	8,158,000	(2,416,737)	–
Other foreign exchange loss (gain)	450,653	428,579	263,329
Loss shared by non-controlling interest	–	–	(944,880)
Loss for the year	$30,553,577	$21,435,455	$26,716,073

Basic and diluted loss per share	$(0.24)	$(0.18)	$(0.51)

Weighted average number of common shares outstanding	129,053,041	116,675,784	52,849,728

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

Loss for the year ended December 31, 2008 increased to $30,553,577 compared to a net loss of $21,435,455 in 2007. The increase from previous year was primarily due to foreign exchange loss of $8,158,000 related to the future income tax denominated in Chinese Renminbi (colloquially, the "Yuan") as opposed to a foreign exchange gain of $2,416,737 recorded in the fiscal year ended December 31, 2007. This increase in foreign exchange loss in 2008 was partially offset by the $0.87 million decrease in exploration expenditures incurred in 2008 compared to those incurred in 2007. The total net loss was primarily comprised of exploration expenditures of $15,504,484 (2007 – $16,375,517), and administrative expenses of $6,440,440 (2007 – $7,048,096)

The exploration expenditures during 2008 of $15,504,484 (2007 – $16,375,517) included costs for exploration of $14,977,053 (2007 – $16,170,355) and stock-based compensation of $527,431 (2007 – $205,162). The main exploration expenditures during the year were $6,246,291 for engineering (2007 – $5,307,365), $1,057,553 for environmental (2007 – $1,759,826), $2,373,842 for geological (2007 – $914,527), $1,224,075 for site activities (2007 – $2,286,371), $2,786,632 for socioeconomic (2007 – $1,738,148), and $646,429 for transportation (2007 –411,614).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs increased to $3,256,496 compared to $2,080,201 in 2007. Trust and filing fees decreased to $85,500, compared to $103,457 in 2007. Legal, accounting and audit expenses increased to $925,466 in 2008, compared to $533,765 in 2007, due to the increased compliance costs in 2008 related to taxation transfer pricing rules, and Sarbanes-Oxley consulting. Included in the total administrative costs was stock-based compensation expense of $1,404,818, compared to $2,336,326 in 2007. The decrease in stock-based compensation expense in 2008 was mainly due to the decline in the Company’s share price during the final quarter of 2008.

Interest income decreased to $657,929 in 2008, compared to $858,891 in 2007. This was due to lower cash on hand as a result of cash proceeds derived from private placements in the first quarter of 2007 and the exercise of 8 million warrants in the fourth quarter of 2007 have been used for 2008 program costs.

The foreign exchange loss recorded in the 2008 fiscal year was related to the Chinese currency denominated future income tax liabilities. The Canadian dollar has declined against the Chinese Yuan since the beginning of 2008. The exchange rate for the Canadian dollar against the Chinese Yuan has decreased from 1 Canadian dollar to 7.39 Chinese Yuan on December 31, 2007 to 5.57 Chinese Yuan on December 31, 2008.

Interest expense was nil for 2008, compared to $309,045 for 2007. There was no interest-bearing loan outstanding during 2008. The interest expense incurred in 2007 was related to the convertible promissory note, which was fully redeemed during the first quarter of 2007.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except loss per share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2008	2008	2008	2008	2007	2007	2007	2007	2006

Current assets	$16,714	$23,601	$26,854	$30,338	$33,920	$20,222	$26,710	$32,218	$2,830
Other assets	113,585	118,699	118,456	118,954	117,836	118,473	116,374	115,120	113,271
Total assets	130,299	142,300	145,310	149,292	151,756	138,695	143,084	147,338	116,101

Current liabilities	6,762	3,105	1,800	2,015	3,249	2,057	1,803	1,778	16,694
Other long-term liabilities	33,247	30,480	29,256	29,022	26,501	26,959	27,237	29,114	28,684
Shareholders' equity	90,290	108,715	114,254	118,255	122,006	109,679	114,044	116,446	70,723
Total shareholders' equity and
liabilities	130,299	142,300	145,310	149,292	151,756	138,695	143,084	147,338	116,101

Working capital (deficit)	9,952	20,496	25,054	28,323	30,671	18,165	24,907	30,440	(13,863)

Expenses:
Conference and travel	97	247	263	190	481	451	424	156	194
Exploration	8,215	3,335	1,895	1,531	5,628	4,283	3,837	2,423	4,799
Foreign exchange loss (gain)	4,818	1,235	353	2,203	(97)	(209)	(1,760)	78	286
Insurance	38	31	37	40	37	38	45	45	41
Interest expense	–	–	–	–	45	–	4	260	705
Interest income	(47)	(150)	(119)	(342)	(191)	(258)	(317)	(93)	(19)
Legal, accounting and audit	386	159	213	167	115	156	198	66	249
Loss on extinguishment of
promissory note	–	–	–	–	–	–	–	475	–
Office and administration	1,030	774	879	766	(341)	1,018	766	638	1,208
Project investigation	8	9	8	–	–	–	–	–	–
Shareholder communications	70	60	82	55	163	88	72	66	69
Stock-based compensation	211	331	1,064	327	409	710	939	483	1,064
Trust and filing	5	24	26	30	10	35	17	42	75
Loss before taxes	14,831	6,055	4,701	4,967	6,259	6,312	4,225	4,639	8,671
Business income taxes	–	–	–	–	–	–	–	–	(500)
Loss for the period	$14,831	$6,055	$4,701	$4,967	$6,259	$6,312	$4,225	$4,639	$8,171

Basic and diluted loss per share	$(0.11)	$(0.05)	$(0.04)	$(0.04)	$(0.05)	$(0.05)	$(0.04)	$(0.05)	$(0.14)

Weighted average number of
common shares outstanding (in
thousands)	129,053	129,053	129,053	129,053	123,689	120,802	120,790	101,129	59,808

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $10.0 million as at December 31, 2008, compared with $30.7 million at December 31, 2007. The change in working capital compared with December 31, 2007 is due to the exploration and administrative expenditures incurred during 2008.

Management believes the Company has sufficient capital resources to maintain its properties and continue with its planned objectives for the 2009 fiscal year.

1.7 Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen Project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required project capital (net of any equity subscriptions) for the Xietongmen property in the form of debt and/or equity.

The Company has engaged Standard Bank Plc, jointly with the Industrial and Commercial Bank of China, as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The Company had no material commitments for capital expenditures as of December 31, 2008. The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise financing from lenders, shareholders and other investors.

1.8 Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the audited annual financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At December 31, 2008, the conversion rate was $5.14 per Taseko Share. These arrangements are more fully described in the notes to the audited Consolidated Financial Statements.

1.9 Transactions with Related Parties

Details of transactions with related parties during the year ended December 31, 2008, are presented in note 10 of the consolidated financial statements.

1.10 Fourth Quarter

The loss for the fourth quarter increased to $14,831,000 compared to a loss of $6,055,000 in the third quarter of the year. The increase was primarily due to a foreign exchange loss in the amount of $4.8 million resulting from the decline in the Canadian dollar, the Company’s reporting currency, against the US dollar and the Chinese Yuan in the fourth quarter.

Exploration expenditures were $8,215,000 in the fourth quarter, compared to $3,335,000 in the third quarter, due to the initiation of basic engineering studies late in the third quarter and the beginning of the fourth quarter.

Office and administration expenses in the fourth quarter increased to $1,030,000 from $774,000 in the previous quarter mainly due to the occurrence of the compliance costs such as Sarbanes-Oxley consulting costs and tax consulting costs during the fourth quarter. Of the administrative expenses, conference and travel expenses decreased to $97,000 from $247,000. Shareholder communications expenses increased to $70,000 from $60,000 in the fourth quarter of the fiscal year.

Stock-based compensation of $211,000 was charged to operations during the fourth quarter, compared to $331,000 in the third quarter. The decrease in stock-based compensation expense was primarily related to options for non-employees and the decrease in the share price of the Company during the quarter.

1.11 Proposed Transactions

There are no material transactions requiring disclosure under this section.

1.12 Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Refer to note 3 of the Consolidated Financial Statements.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14 Financial Instruments and Other Instruments

Refer to note 11 of the Consolidated Financial Statements.

1.15 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in note 6 of the Consolidated Financial Statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a)through (d);

None.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at April 15, 2009, the date of this MD&A.

	Expiry date	Exercise price	Number	Number
Common shares				129,053,041

Share purchase options	April 30, 2009	$ 2.01	1,182,500
	November 30, 2009	$ 1.61	250,000
	September 30, 2010	$ 1.68	135,000
	February 28, 2011	$ 1.61	2,800,000
	February 28, 2011	$ 1.68	350,000
	May 2, 2011	$ 1.32	4,055,500
	October 1, 2011	$ 0.79	200,000
	February 29, 2012	$ 2.01	1,200,000
				10,173,000

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no significant changes in internal controls over financial reporting during the fiscal year ended December 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

There have been no significant changes in the Company's disclosure controls and procedures during the fiscal year ended December 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s disclosure controls and procedures.